April 25, 2017	News Release 17-12
SILVER STANDARD ACQUIRES 19.9% INTEREST IN ABRAPLATA
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) is pleased to announce that Huayra Minerals Corp. (“HMC”) completed its reverse take-over (“RTO”) of AbraPlata Resource Corp. (TSX.V:ABRA) (“AbraPlata”) on April 24, 2017.

As a result of the RTO, Silver Standard’s Class A Shares in HMC were exchanged on a one-for-one basis for common shares in AbraPlata resulting in Silver Standard directly holding 11,294,609 common shares of AbraPlata, representing 19.9% of the total issued and outstanding common shares of AbraPlata as of April 24, 2017. The common shares of AbraPlata are listed on the TSX Venture Exchange.

An early warning report will be filed with the relevant Canadian securities regulatory authorities. Copies of such reports may be obtained from SEDAR at www.sedar.com or by contacting Silver Standard.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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